Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

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BROADBAND West Virginia

Bring broadband to West Virginia!

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GET WEST VIRGINIA IN THE DIGITAL FAST LANE. FASTER.








Major investments
to deliver
next generation
of broadband
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A message from Frontier Communications CEO Maggie Wilderotter



Frontier Communications is a trusted name in the communications industry, one that has earned the loyalty of our employees and customers and the respect of the financial and investment community. Right now we're dedicated to bringing next-generation broadband Internet services to several hundred thousand new customers currently served by Verizon in West Virginia.

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West Virginia

We need your help to bring broadband to West Virginia. Verizon has decided to pursue a different strategic focus in its landline business - a focus that includes its broadband data and video services in more densely populated areas, wireless and global IP services. At the same time, Frontier Communications has made expanding broadband services to communities like ours an important part of its strategic focus. Help get West Virginia into the digital fast lane...faster.

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© 2009 Broadband West Virginia, a Project of Frontier Communications | Privacy policy

main about us newsroom take action Take Action Now! BROADBAND West Virginia a project of Frontier Communications GET WEST VIRGINIA IN THE DIGITAL FAST LANE. FASTER. A message from Frontier Communications CEO Maggie Wilderotter Frontier Communications is a trusted name in the communications industry, one that has earned the loyalty of our employees and customers and the respect of the financial and investment community. Right now we’re dedicated to bringing next-generation broadband Internet services to several hundred thousand new customers currently served by Verizon in West Virginia  As a two billion-dollar company with experience throughout the United States, Frontier has the size and skill to turn our commitment into reality. Today we are the second largest telecommunications company in West Virginia. Nationally, Frontier provides a great portfolio of communications services to more than two million customers in 24 states. We are financially strong and ready, willing and able to deliver the services that will benefit the Mountain State. Our workforce is entirely U.S. based, and we offer a program that allows eligible employees to work from home at hours that meet their needs. Over the past quarter century, our entire industry has undergone massive change. And while Frontier has changed with it, one thing has stayed the same – our desire to focus upon expanding communications, especially broadband, in rural areas and small and medium-size towns and cities in states like West Virginia. We’ve already made broadband available to more than 92 percent of our current customers. By way of comparison, broadband is available to only about 60 percent of Verizon customers. We offer download speeds of one to 10 megabits per second (Mbps), depending on technical limitations and customer requirements. Verizon’s fastest download speed today is seven Mbps, and that’s only in limited areas. Frontier wants to hit the accelerator and give you the broadband availability, speed and reach you need and deserve. Of course, high speeds and wide coverage aren’t worth much if you can’t access them. That’s one reason we developed Frontier’s “Free Ride” program. Through it, we’ve provided more than 85,000 free computers to Frontier high-speed Internet customers – more than 12,000 in West Virginia alone. High-speed broadband and innovative marketing programs are a winning combination that enable customers to connect to the Internet. Frontier wants to help every town or village – no matter how small or how far off the beaten path – be part of the Information Age. Every child, every student, every businessperson can and should be involved in global commerce and the worldwide exchange of ideas. This is a compelling and truly transformational transaction for Frontier and will be great for the people of West Virginia. Small wonder that the longtime head of West Virginia’s consumer advocate division predicted that Frontier will enhance “the quality of life and economic prospects of the entire state.” We can’t wait to welcome customers to a new Frontier. Maggie Wilderotter Back to Top © 2009 Broadband West Virginia, a Project of Frontier Communications |  Privacy policy

main about us newsroom take action Take Action Now! BROADBAND West Virginia a project of Frontier Communications GET WEST VIRGINIA IN THE DIGITAL FAST LANE. FASTER. Broadband West Virginia News WOWK-TV Decision Makers, November 8, 2009 Ken Arndt with Frontier Communications, Part I Ken Arndt with Frontier Communications, Part II Charleston Daily Mail, November 5, 2009 Frontier seems quite up to serving the state View our latest print ad highlighting Frontier’s commitment to West Virginia’s broadband future. View PDF  Get the truth about the Frontier-Verizon transaction in West Virginia. View PDF Frontier will put West Virginia in the digital fast lane. Play the audio file Major investments to deliver Next generation of broadband Back to Top © 2009 Broadband West Virginia, a Project of Frontier Communications |  Privacy policy

main about us newsroom take action Take Action Now! BROADBAND West Virginia a project of Frontier Communications GET WEST VIRGINIA IN THE DIGITAL FAST LANE. FASTER. Take Action to Bring Broadband to West Virginia We need your help to expand broadband in West Virginia. Frontier Communications has made expanding broadband services to communities like ours an important part of its strategic focus. Help get West Virginia on the digital fast lane...faster. Home Elected Officials Election Legislative Alerts and Updates Current Legislation Key Votes Capitol Hill Basics Action Alert ACTION ALERT Bring Broadband to West Virginia The past year clearly demonstrated that we now live in a tightly interconnected, global economy. To thrive in a marketplace where information circles the globe with the speed of light, we need Information Age tools-next-generation voice, broadband, and video services. No company is more committed to providing those services to the people of West Virginia than Frontier Communications. Since 1935, Frontier has been meeting the communications needs of rural and medium-size communities. The proposed transition of thousands of Verizon customers to Frontier is a win for everyone involved. Frontier wants to make West Virginia a key strategic state in the “New Frontier.” And its new customers will be served by a company whose focus is providing broadband services to rural areas and small towns and cities like those in West Virginia. Let your leaders know you want Frontier to play a bigger role in a vibrant West Virginia. Take action below to tell them you want broadband service from a company that wants to serve West Virginians.

Take Action 1 COMPOSE MESSAGE Message Recipients: Joe Manchin III (D-WV), Governor Your State Upper Chamber Representatives Your State Lower Chamber Representatives Delivery Method: Email Printed Letter Subject: Bring Broadband to West Virginia Editable text: (edit or add your own text - 8429 characters left) We need your help to bring broadband to West Virginia. Verizon has made it clear that it no longer wants to provide high-speed Internet services to the small cities and rural communities that are the bedrock of our state. At the same time, Frontier Communications has made expanding broadband services to communities like ours an important part of its strategic focus. Frontier is committed to West Virginia. It already serves one third of the state. What’s more, it has pledged to locate its new Southeast Regional headquarters in Charleston. Frontier has also promised to honor Verizon’s Tip: Cutting-and-pasting? Save as plain text first. Your Closing: Sincerely Your Name: 2 Sender Information This system requires that you provide your name and contact information. This information will not be used for any purpose other than to identify you to the recipient. Your Contact Information: Prefix (required by some officials)  First* Last* Email* Address* City* State* West Virginia ZIP* ZIP + 4 Phone Remember Me! (what’s this?)  Sign me up for the mailing list. A copy of your message will be sent to the e-mail address entered above. Send message (Please click only once.) Please wait...powered by Capitol Advantage ©2009 Back to Top © 2009 Broadband West Virginia, a Project of Frontier Communications |  Privacy policy

Forward-Looking Language

This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including but not limited to: Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.